Corporate Law Center
Ronald Serota, Attorney
Corporate Securities Counsel
2620 Regatta Dr., Ste. 102
Las Vegas, NV 89128
(702) 869-0099
(702) 446-6071 FAX

September 26, 2007

MAIL STOP 7010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

ATTENTION: SEAN DONAHUE

Re:	Bold View Resources, Inc. Registration Statement on Form SB-2 Filed September 7, 2007 File No. 333-145910

Dear Mr. Donahue:

We write on behalf of Bold View Resources, Inc. (the “Company”) in response to your letter of September 17, 2007, by Sean Donahue regarding the above-referenced Registration Statement on Form SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, the First Amended Registration Statement on Form SB-2/A (the “Amended SB-2”).

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Selling Shareholders, page 13

1.
we note that several sets of selling shareholders have the same last name, address or custodian. please disclose as required by item 507 of regulation s-b the number of shares “beneficially owned” by each security holder as that term is defined in rule 13d-3a. for any shareholder who holds voting investment power for shares held in another’s name, the line item for that shareholder’s should reflect the total amount of shares for which that shareholder has beneficial ownership.

In response to this comment, the Company revised the selling shareholder section of the prospectus to reflect the beneficial ownership of the shares being sold.

Please feel free to call me at 702-869-0099 if you have any questions about this comment letter.

Sincerely,

/s/ Ronald Serota
Ronald Serota, Esq.
Corporate Securities Counsel